1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

January 25, 2011

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Trust” or “Registrant”)

File Nos. 333-164077, 811-22375

Dear Mr. Thompson:

In a December 27, 2010 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 2 (“PEA 2”) to the Registrant’s registration statement under the Securities Act of 1933, as filed on October 29, 2010. PEA 2 was filed to register Institutional Class, Class P, Administrative Class, Class A, Class C, Class D and Class R shares of the PIMCO EqS Emerging Markets Fund and PIMCO Emerging Multi-Asset Fund, each a new series of the Registrant (each a “Fund” and together the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectus for PIMCO EqS Emerging Markets Fund (Institutional Class, Class P, Administrative Class and Class D shares)

Comment 1: Risk/Return Summary Fee Table: Footnote 1 to the Fee Table states “‘Other Expenses’ reflect estimated organizational expenses for the Fund’s first fiscal year.” Form N-1A Item 3 Instruction 6(a) states “[d]isclose in a footnote to the table that ‘Other Expenses’ are based on estimated amounts for the current fiscal year.” Accordingly, Instruction 6(a) only permits or requires a footnote indicating “Other Expenses” are estimated, not a reference to “Other Expenses” relating to organizational expenses. Revise footnote 1 accordingly.

Response: Comment accepted.

Comment 2: Risk/Return Summary Fee Table: Footnote 3 to the Fee Table, which discloses a contractual advisory fee waiver, ends with the following sentence, “[u]nder certain conditions,

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Brion R. Thompson January 25, 2011 Page 2

PIMCO may recoup amounts reduced in future periods.” Revise this sentence to make clear that PIMCO may only recoup amounts reduced in future periods, not exceeding three years.

Response: Comment accepted.

Comment 3: Risk/Return Summary Principal Investment Strategies: The disclosure states “[t]he Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of investments economically tied to emerging market countries.” Please direct us to the section of the prospectus that discusses how the Fund determines whether a security or instrument is “economically tied” to an emerging market country.

Response: An explanation of “economically tied to emerging market countries,” as used in the Principal Investment Strategies section, is provided in the Characteristics and Risks of Securities and Investment Techniques—Foreign (Non-U.S.) Securities—Emerging Market Securities section of the prospectus. That section of the prospectus states:

PIMCO generally considers an instrument to be economically tied to an emerging market country if the issuer or guarantor is a government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government), if the issuer or guarantor is organized under the laws of an emerging market country, or if the currency of settlement of the security is a currency of an emerging market country. With respect to derivative instruments, PIMCO generally considers such instruments to be economically tied to emerging market countries if the underlying assets are currencies of emerging market countries (or baskets or indexes of such currencies), or instruments or securities that are issued or guaranteed by governments of emerging market countries or by entities organized under the laws of emerging market countries. PIMCO has broad discretion to identify countries that it considers to qualify as emerging markets.

Comment 4: Risk/Return Summary Principal Investment Strategies: The disclosure states “[t]he Fund may also invest in fixed income securities, including debt securities issued by both corporate and government issuers.” Will there be any maturity limit on the Fund’s fixed income investments? If so, add disclosure regarding the applicable maturity limit.

Response: There is no limit on the average maturity or duration of the Fund’s debt investments.

Brion R. Thompson January 25, 2011 Page 3

Comment 5: Risk/Return Summary Principal Investment Strategies: Will the Fund’s equity investments include investment in small-capitalization companies? If so, add disclosure regarding the Fund’s investments in small-capitalization companies.

Response: The Fund will invest in small-capitalization companies. The Fund will add the following disclosure to the Principal Investment Strategies section:

PIMCO evaluates the merits of each investment separately and there are no specific limitations on the value, asset size, earnings, duration, or industry classification of the Fund’s investments. The Fund may invest in securities issued by large-capitalization, mid-capitalization and small-capitalization companies, although securities and instruments economically tied to emerging market countries are often issued by small-cap companies. The Fund generally considers large- and mid-cap companies to be those with market capitalizations greater than $1.5 billion.

Comment 6: Risk/Return Summary Principal Investment Strategies: Review all derivatives-related disclosure and revise, where applicable, to conform to the observations made in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) (the “Derivatives Letter”).

Response: The Registrant has reviewed the Derivatives Letter and believes the Fund’s current disclosure is consistent with the Staff’s observations therein.

To the extent the Fund uses derivatives as part of its principal investment strategies, or such use subjects a Fund to a principal risk, the Registrant believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

The Fund provides a summary of the types of derivatives used within the Principal Investment Strategies section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of the Fund’s principal investment strategies. The Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of the Fund’s investment strategies, both principal and secondary. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies. The Description of Principal Risks section following the Risk/Return

Brion R. Thompson January 25, 2011 Page 4

Summary is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to the Fund.

Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Risk/Return Summary, the Registrant notes that more complete disclosure is found elsewhere in the registration statement. For example, the Description of Principal Risks section of the prospectus provides a more complete description of the principal risks of derivatives exposure. Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the prospectus and the Investment Objectives and Policies section of the Statement of Additional Information. The Registrant believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the Risk/Return Summary and providing successively more detail in each of three separate sections of the prospectus and Statement of Additional Information that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.

Comment 7: Risk/Return Summary Principal Investment Strategies: The disclosure states “[t]he Fund may invest in instruments whose return is based on the return of an emerging market security, such as a derivative instrument, rather than investing directly in emerging market securities. The Fund may also invest in other derivative instruments, such as options, futures contracts or swap agreements consistent with its investment objective, subject to applicable law and any other restrictions described in the Fund’s prospectus or Statement of Additional Information.” How are derivative instruments counted towards the Fund’s Rule 35d-1 80% test? Are segregated assets used to cover derivative positions counted towards the Fund’s Rule 35d-1 80% test? Also, explain why a derivative instrument should be considered economically tied to an emerging market country for purposes of the Fund’s Rule 35d-1 80% test.

Response:

How are derivative instruments counted towards the Fund’s Rule 35d-1 80% test?

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of investments economically tied to emerging market countries. A further explanation of “economically tied to emerging market countries” is provided in the Characteristics and Risks of Securities and Investment Techniques—Foreign (Non-U.S.) Securities—Emerging Market Securities section of the prospectus. That section of the prospectus clearly indicates that derivative instruments may be “economically tied to emerging market countries” provided the derivative satisfies the test provided in the disclosure, which states in relevant part:

Brion R. Thompson January 25, 2011 Page 5

With respect to derivative instruments, PIMCO generally considers such instruments to be economically tied to emerging market countries if the underlying assets are currencies of emerging market countries (or baskets or indexes of such currencies), or instruments or securities that are issued or guaranteed by governments of emerging market countries or by entities organized under the laws of emerging market countries.

Are segregated assets used to cover derivative positions counted towards the Fund’s Rule 35d-1 80% test?

As you know, the SEC has taken the position that the use of certain investment practices and techniques by a registered investment company may give rise to the creation of a “senior security” by the fund that may be prohibited or restricted by Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder, as amended from time to time. The SEC has permitted funds to enter into such transactions if the positions are (i) “offset” in an economically appropriate manner (such as by entering into an offsetting position at least equal in value to the “covered” position) or (ii) “covered” by the segregation of liquid assets equal in value on a daily marked-to-market basis to the amount of the fund’s current commitment under the position. See Merrill Lynch Asset Management L.P., SEC No-Action Letter (pub. avail. July 2, 1996).

Consistent with applicable SEC and Staff guidance, the Fund will segregate or “earmark” assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees (or, as permitted by applicable law, enter into certain offsetting positions) in order to cover or offset those derivative investments which could create a prohibited “senior security.” If an asset, including an asset used to cover a derivative position, satisfies the Fund’s “economically tied to an emerging market country” test (as set forth in the prospectus and restated above in response to comment 3), the asset will be counted towards the Fund’s 80% test. If an asset, including an asset used to cover a derivative position, does not satisfy the Fund’s “economically tied to an emerging market country” test, the asset will not be counted towards the Fund’s 80% test.

Explain why a derivative instrument should be considered economically tied to an emerging market country for purposes of the Fund’s Rule 35d-1 80% test.

In the adopting release for Rule 35d-1, the SEC explained that compliance with the 80% requirement of Rule 35d-1 may be achieved through the use of certain synthetic instruments, such as derivatives. See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001). Footnote 13 of the adopting release states as follows:

Brion R. Thompson January 25, 2011 Page 6

The language of the proposal would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities. Proposed rule 35d-1(a)(2). We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. Rule 35d-1(a)(2). In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.

A derivative is a financial contract whose value depends upon or is derived from the value of an underlying asset, and may relate to stocks, bonds and related indexes. For example, in the case of a standard swap agreement, two parties agree to exchange the returns (or differentials in rates of returns) earned or realized on a particular predetermined investment, such as a high-yield bond. The gross returns exchanged between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested in a particular underlying asset, such as a high-yield bond. Accordingly, through the use of these (and other) derivatives, the Fund may achieve a return that is the economic equivalent to the return derived from a direct investment in the high-yield bond underlying the swap. Thus, the Registrant believes that the Fund’s use of derivative instruments to obtain market exposure to the securities in which it primarily invests (i.e., emerging market securities) is consistent with Rule 35d-1.

As you know, for funds that have a policy to invest at least 80% of their assets in investments economically tied to a particular country or region suggested by their names, Rule 35d-1 requires that those funds disclose in their prospectuses the specific criteria that are used to select investments that meet this standard.1 The release adopting Rule 35d-1 provides that in order for an investment to be “economically tied” to a particular country or region, such an investment must expose the fund’s assets to the economic fortunes and risks of the country or region indicated by its name.2 This approach was designed to provide funds with greater flexibility than

[1]	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001).
[2]	Id.

Brion R. Thompson January 25, 2011 Page 7

the policy initially suggested in the proposing release, which would have required funds to invest in securities that met one of three specified criteria.3

The Registrant believes when a Fund invests in instruments (i) where the underlying assets are currencies of emerging market countries, or (ii) that are issued or guaranteed by governments of emerging market countries, or (iii) that are issued by entities organized under the laws of emerging market countries, the Fund gains exposure to the economic fortunes and risks of those countries.

Comment 8: Risk/Return Summary Principal Investment Strategies: The disclosure states the Fund may engage, without limitation, in short sales. Confirm that the Other Expenses line item of the Fee Table reflects estimated expenses incurred by the Fund due to its use of short sales.

Response: Comment accepted. Once completed in the definitive filing, the Other Expenses line item will reflect estimated expenses due to short sales.

Comment 9: Risk/Return Summary Principal Risks: The “Convertible Securities Risk” disclosure makes reference to synthetic convertible securities. Add applicable disclosure regarding synthetic convertible securities to the Principal Investment Strategies section to the extent the Fund’s investment in these securities poses a principal risk to the Fund.

Response: Synthetic convertible securities will not be part of the Fund’s principal investment strategies, nor will synthetic convertible securities pose a principal risk to the Fund. Accordingly, the Fund will delete discussion of synthetic convertible securities from the Convertible Securities Risk principal risk.

Comment 10: Tax Information: Revise this disclosure to clarify that tax-deferred distributions may be subject to tax at a later time such as when a shareholder withdraws assets from a 401(k) plan or an individual retirement account.

[3]

Investment Company Names, Investment Company Act Rel. No. 22530 (Feb. 27, 1997) (the “Proposing Release”). Specifically, the investment would have to have been in: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company's name; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region.

Brion R. Thompson January 25, 2011 Page 8

Response: The Registrant believes its current disclosure is consistent with the requirements of Item 7 of Form N-1A. As you know, Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.4 In consideration of the Staff’s comment, the Registrant has reviewed its current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred to a later date.

Prospectus for PIMCO Emerging Multi-Asset Fund (Institutional Class, Class P, Administrative Class and Class D shares)

Comment 11: Risk/Return Summary Investment Objective: The Fund’s investment objective states, “[t]he Fund seeks maximum total return, consistent with prudent investment management.” Please direct us to the section of the prospectus that defines or explains what is meant by “total return.”

Response: Comment accepted. The Fund will add the following disclosure to the Principal Investment Strategies section of the prospectus:

The “total return” sought by the Fund consists of income earned on the Fund’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security.

Comment 12: Risk/Return Summary Fee Table: Footnote 1 to the Fee Table states “‘Other Expenses’ reflect estimated organizational expenses for the Fund’s first fiscal year.” Form N-1A Item 3 Instruction 6(a) states “[d]isclose in a footnote to the table that ‘Other Expenses’ are based on estimated amounts for the current fiscal year.” Accordingly, Instruction 6(a) only permits or requires a footnote indicating “Other Expenses” are estimated, not a reference to “Other Expenses” relating to organizational expenses. Revise footnote 1 accordingly.

Response: Comment accepted.

[4]

Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

Brion R. Thompson January 25, 2011 Page 9

Comment 13: Risk/Return Summary Fee Table: Footnote 2 to the Fee Table, which discloses the amount of interest expense included within the Fund’s Acquired Fund Fees and Expenses, should be deleted. This information is neither permitted nor required by Form N-1A Item 3 Instruction 3(f).

Response: To the extent an Underlying PIMCO Fund enters into certain investments, such as reverse repurchase agreements, or enters into certain borrowings, such as a line of credit, the Underlying PIMCO Fund incurs interest expense, which is passed on to Fund shareholders as an Acquired Fund Fee and Expense of the Fund. Interest expense is required to be treated as an expense of the Underlying PIMCO Fund for accounting purposes,5 but the amount of interest expense, if any, will vary from year to year with the Underlying PIMCO Fund’s use of such investments or borrowings as an investment strategy.

Unlike many other fund complexes, the Fund and the Underlying PIMCO Funds (collectively referred to as “PIMCO Funds” for this response only) have a “unified fee” structure wherein each PIMCO Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the PIMCO Fund. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in each PIMCO Fund’s statutory prospectus and disclosed in the combined Management Fees line item of the PIMCO Fund’s Fee Table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the PIMCO Funds, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the PIMCO Funds do bear that are not covered under the unified fee structure which may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of an Underlying PIMCO Fund’s Fee Table or “Acquired Fund Fees and Expenses” line item of the Fund’s Fee Table, is interest expense. As interest expense may vary, causing a PIMCO Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for

[5]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Brion R. Thompson January 25, 2011 Page 10

this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the Fee Table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).6 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).7 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of the Fund with other mutual funds. Without the current Fee Table footnote describing the Underlying PIMCO Funds’ interest expense and its effect on the Fund’s expense ratio, the Registrant believes the Fund’s Fee Table would not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the PIMCO Funds have a unique unified fee structure as described above, what comprises “Other Expenses” for an Underlying PIMCO Fund, or “Acquired Fund Fees and Expenses” for the Fund in this context, is likely very different from what comprises these line items for other mutual funds. Therefore, the impact of “Other Expenses” on an Underlying PIMCO Fund’s total expense ratio from year to year, and corresponding effect on the Fund’s total expense ratio, as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the PIMCO Funds do not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for the PIMCO Funds, investors in the PIMCO Funds have reasonably come to expect that the total expense ratio of a PIMCO Fund is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnote to explain the non-routine instances where the Underlying PIMCO Fund needs to disclose “Other Expenses,” investors may not understand that the PIMCO Funds operate under a unified fee structure, as they may mistakenly assume that interest expense is covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the

[6]	Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, at 31 (Jan. 13, 2009).
[7]	Id. at 16-17.

Brion R. Thompson January 25, 2011 Page 11

statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the PIMCO Funds’ unified fee structure unless the Fund includes an explanatory footnote in the summary prospectus. The Registrant believes deleting this footnote would cause the Fee Table to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the PIMCO Funds’ unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Fund’s interest expense, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the PIMCO Funds’ Fee Tables). Moreover, the inclusion of the interest expense footnote, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 14: Risk/Return Summary Principal Investment Strategies: The disclosure states “[t]he Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a portfolio of investments economically tied to emerging market countries.” Please direct us to the section of the prospectus that discusses how the Fund determines whether a security or instrument is “economically tied” to an emerging market country.

Response: See response to comment 3 above.

Comment 15: Risk/Return Summary Principal Investment Strategies: Review all derivatives-related disclosure and revise, where applicable, to conform to the observations made in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010).

Response: See response to comment 6 above.

Comment 16: Risk/Return Summary Principal Risks: This section includes discussion of both “Real Estate Risk” and “Infrastructure Risk.” Add applicable disclosure to the Principal

Brion R. Thompson January 25, 2011 Page 12

Investment Strategies section to the extent the Fund’s investment in these types of securities poses a principal risk to the Fund.

Response: As stated in the introductory narrative to the Principal Risks section, “[t]he principal risks of investing in the Fund include risks from direct investments and/or indirect exposure through investment in Acquired Funds.” Real Estate Risk and Infrastructure Risk are each principal risks of certain Underlying PIMCO Funds in which the Fund may invest. Accordingly, Real Estate Risk and Infrastructure Risk are principal risks of the Fund to the extent the Fund invests in an Underlying PIMCO Fund with the corresponding principal risk.

Comment 17: Risk/Return Summary Principal Risks: “Issuer Non-Diversification Risk” is defined as the risk of focusing investments in a small number of “issuers, industries or foreign currencies.” Delete references to industries and foreign currencies as the name of this principal risk suggests it is limited to issuer non-diversification only. Also, a measure of the Fund’s investment in issuers alone is more consistent with “non-diversified” as such term is used in the 1940 Act.

Response: Comment accepted. However, please note that this principal risk was inadvertently included in the preliminary filing. The Fund is diversified; therefore, issuer non-diversification is not a principal risk of investing in the Fund. This risk will be deleted from the definitive filing.

Comment 18: Risk/Return Summary Principal Risks: “Subsidiary Risk” uses “Subsidiary” as a defined term. Please direct us to the section of the prospectus where “Subsidiary” is defined. Also, add applicable disclosure regarding the Subsidiary to the Principal Investment Strategies section to the extent the Fund’s investment in the Subsidiary poses a principal risk to the Fund.

Response: Comment accepted. The Fund may invest in certain “Commodity-Related Funds,” as defined in the Description of Underlying PIMCO Funds section of the prospectus. Each Commodity-Related Underlying PIMCO Fund has a wholly-owned subsidiary for purposes of achieving commodities exposure in a manner consistent with applicable tax law. “Subsidiary Risk” arises from the Fund’s indirect exposure to one or more subsidiaries through the Fund’s investment in Commodity-Related Underlying PIMCO Funds. As indicated in the response to comment 16, the Registrant does not believe additional disclosure in the Fund’s Principal Investment Strategies section is required. The Registrant will revise the prospectus to define “Subsidiary” at first use.

Comment 19: Tax Information: Revise this disclosure to clarify that tax-deferred distributions may be subject to tax at a later time such as when a shareholder withdraws assets from a 401(k) plan or an individual retirement account.

Brion R. Thompson January 25, 2011 Page 13

Response: See response to comment 10 above.

Prospectuses for PIMCO EqS Emerging Markets Fund (Class A, C and R shares) and PIMCO Emerging Multi-Asset Fund (Class A, C and R shares)

Comment 20: All comments to the institutional class prospectuses also apply to the retail class prospectuses.

Response: Comment acknowledged.

Comment 21: Risk/Return Summary: Delete the share class and ticker symbol information from the beginning of each Fund’s Risk/Return Summary as this is additional information neither permitted nor required by Form N-1A Items 2 through 4. This information need only appear on the front cover page of the prospectus in response to Item 1.

Response: Comment accepted.

Comment 22: Risk/Return Summary Expense Example: Delete the 5 Years and 10 Years columns as they are neither permitted nor required for a “New Fund” as defined by Form N-1A.

Response: Comment accepted.

Summary Prospectuses

Comment 23: To the extent a Fund will file a summary prospectus which incorporates other documents by reference, provide an example of the legend the Fund intends to use at the beginning of the summary prospectus. It is the Staff’s view that the summary prospectus legend may only incorporate by reference the Fund’s Statutory Prospectus, Statement of Additional Information and Financial Highlights Information, as required by Item 13 of Form N-1A, but not other information from the Fund’s shareholder reports. Furthermore, the Staff believes that there is no need to incorporate by reference Item 13 Financial Highlights into the summary prospectus as such information is more appropriately incorporated into the Statutory Prospectus and/or Statement of Additional Information.

Response: As the Funds are new series of the Registrant that have not yet commenced operations, neither Fund currently has a shareholder report to incorporate by reference into the Fund’s summary prospectus. The Registrant intends to use the following legend in each Fund’s initial summary prospectus:

Brion R. Thompson January 25, 2011 Page 14

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at [            ]. You can also get this information at no cost by calling [            ] or by sending an email request to Orders@MySummaryProspectus.com. The Fund’s prospectus and Statement of Additional Information, both dated October 29, 2010, as supplemented, are incorporated by reference into this Summary Prospectus.

The Registrant respectfully notes that each Fund reserves the right to incorporate by reference into its summary prospectus any information from the Fund’s reports to shareholders under Rule 30e-1 that the Fund has currently incorporated by reference into the Fund’s Statutory Prospectus, as expressly permitted by Rule 498(b)(3)(ii), provided the Fund complies with each provision of Rule 498(b)(3)(ii)(A)-(C).

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 2 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC Audrey L. Cheng, Pacific Investment Management Company LLC Douglas P. Dick, Dechert LLP

EXHIBIT

PIMCO Equity Series

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

January 25, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     PIMCO Equity Series (the “Registrant”) (File Nos. 333-164077, 811-22375)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 2 to the Registrant’s registration statement under the Securities Act of 1933, as filed on October 29, 2010 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow
Peter G. Strelow
Vice President

cc:	Douglas P. Dick, Dechert LLP
Adam T. Teufel, Dechert LLP
J. Stephen King, Jr., Pacific Investment Management Company LLC
Audrey L. Cheng, Pacific Investment Management Company LLC